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                        Ladenburg Thalmann & Co. Inc.
                              590 Madison Avenue
                             New York, N.Y. 10022


August 16, 2005

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549


       Re: Electro-Optical Sciences, Inc. (the "Company")
           Registration Statement on Form S- 1 (Reg. No. 333-125517)
           ---------------------------------------------------------

Ladies and Gentlemen:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), we hereby join with the Company to request that the effective date for the Registration Statement referred to above be accelerated to 4:30 p.m., (New York time) on August 16, 2005 or as soon as practicable thereafter.

     In connection with Rule 460 of the Act, please be advised that, during the period from July 15, 2005 to August 5, 2005, we have effected the following distribution of copies of the Preliminary Prospectus dated July 15, 2005:

     Number of prospectuses distributed to institutions      1975
     Number of prospectuses distributed to individuals       7150
     Number of prospectuses distributed to underwriters       600
                                                          -------
     Total                                                   9125

     Also in connection with Rule 460 of the Act, please be advised that, during the period from August 8, 2005 to August 9, 2005, we have effected the following distribution of copies of a revised Preliminary Prospectus dated August 8, 2005:

     Number of prospectuses distributed to institutions      1200
     Number of prospectuses distributed to individuals       2050
     Number of prospectuses distributed to underwriters       600
                                                          -------
     Total                                                   3250



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     Further in connection with Rule 460 of the Act, please be advised that, during the period from August 12, 2005 to the date of this letter, we have effected the following distribution of copies of a revised Preliminary Prospectus dated August 12, 2005:

     Number of prospectuses distributed to institutions      1150
     Number of prospectuses distributed to individuals        275
     Number of prospectuses distributed to underwriters       100
                                                          -------
     Total                                                   1525

     The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.


Very truly yours,

LADENBURG THALMANN & CO. INC.
STANFORD GROUP COMPANY

By:  LADENBURG THALMANN & CO. INC.

By:     /s/ Salvatore Giardina
        --------------------------
Name:   Salvatore Giardina
Title:  Executive Vice President &
        Chief Financial Officer



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